2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 333-151440

United States Steel Corporation

Savings Fund Plan for Salaried Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 17, 2011

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2010	December 31, 2009
Assets		
Investments:		
Investments at fair value *(see Notes 11 and 13)*	$ 911,127	$ 856,983
Receivables:		
Notes receivable from participants	12,895	12,066
Investment sales	536	940
Other	-	146
Total assets	924,558	870,135
Liabilities		
Investment purchases	-	113
Total liabilities	-	113
Net assets available for benefits at fair value	924,558	870,022
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,954)	4,219
Net assets available for benefits	$ 921,604	$ 874,241

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2009
Additions		
Earnings on investments:		
Interest	$ 6,097	$ 7,735
Dividends	8,672	8,129
Net appreciation in fair value of investments *(see Note 11)*	71,256	129,748
	86,025	145,612
Contributions:		
Received from:		
Employers	19,657	10,596
Participants (including rollovers)	33,484	92,919
Total additions	139,166	249,127
Deductions		
Benefit payments directly to participants or beneficiaries	91,952	116,756
Administrative expenses	122	130
Total deductions	92,074	116,886
Net additions	47,092	132,241
Net transfers to the plan *(see Note 4)*	271	73
Net assets available for benefits:		
Beginning of year	874,241	741,927
End of year	$ 921,604	$ 874,241

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

1. ***Plan description*** – The following description provides general information regarding the United States Steel Corporation Savings Fund Plan for Salaried Employees (the Plan), a defined contribution plan which covers substantially all domestic non-union salaried employees of United States Steel Corporation (the Company) and designated Employing Companies, excluding employees with less than one full month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2010	2009
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 16,500	$ 16,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$ 5,500	$ 5,500
Maximum covered compensation[IRC 401(a)(17)]	$ 245,000	$ 245,000
Highly Compensated Employee Definition	$ 110,000	$ 110,000

Savings on the first six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only on pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty active investment options (as of December 31, 2010), which are listed in Note 11 (also, see Notes 3 and 9). All investments are participant directed. Effective January 1, 2009, due to adverse business conditions, matching company contributions to the Plan were suspended. Matching company contributions to the Plan were reinstated effective June 1, 2010, up to six percent of base salary.

Marathon Oil Corporation common stock held in the Marathon Stock Fund remains as an option in the Plan but is closed to new investments. Participants are prohibited from purchasing additional shares of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such shares continue to be reinvested in additional Marathon Stock Fund shares.

Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions in the Plan. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Eligible employees under the Plan also participate in a non-contributory defined contribution Retirement Account maintained under the Plan if they are not accruing continuous service for benefit accrual purposes under the United States Steel Corporation defined benefit pension plan. With respect to the defined contribution Retirement Account component, the Company makes contributions, depending on age and base salary, to the employee's account on a monthly basis. Percentages are based upon the age of the participant as of the first day of the month and eligible salary at the time of the contribution, as noted below:

Age	Percentage of Monthly Base Salary
Less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service.

b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting, except that vested company contributions and a participant's matched after-tax savings cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($762,923 in 2010 and $526,360 in 2009), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2010 and 2009, company contributions were reduced by $973,873 and $373,178, respectively, from forfeited nonvested accounts.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees for three investment options. Fidelity Diversified International Fund charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days. Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days. T. Rowe Price Emerging Markets Stock Fund charges a fee equal to 2% of the value sold when selling shares after holding them less than 90 days. In addition, effective December 6, 2004, Fidelity implemented an excessive trading policy in the mutual funds it offers under the Plan that also applied to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of an active employee's immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2010 and 2009 totaled $5.3 and $63.9 million, respectively. The decrease was mainly due to a decline in the amount of pension rollovers from 2009, which included $62.5 million in rollovers stemming primarily from the significant number of retirements under the 2009 VERP program (see Note 3).

e. ***Notes receivable from participants*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.5 percent throughout 2010 and 2009). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation.

f. ***Investment options*** – The Plan offers the following twenty active investment options:

Federated U.S. Treasury Cash Reserves – Institutional Class– A money market mutual fund that seeks to provide income, consistent with preservation of capital and liquidity. The fund invests only in a portfolio of short-term U.S. Treasury securities that pay interest exempt from state personal income tax.

Fidelity Managed Income Portfolio II – Class 3 – A portfolio that seeks to preserve the principal investment while earning interest income. The portfolio invests primarily in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments.

Fidelity Freedom Income Fund – A fund that seeks to provide high current income and some capital appreciation for those already in retirement. The fund allocates assets among underlying Fidelity funds according to a stable asset allocation strategy of approximately 14.6% in domestic equity funds, 5.4% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds.

Vanguard Inflation-Protected Securities Fund – Admiral Class – A bond mutual fund that seeks to provide investors inflation protection and income consistent with investment in inflation-indexed securities. The fund primarily invests in inflation-indexed bonds issued by the U. S. government.

Fidelity U.S. Bond Index Fund - An income mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital Aggregate Bond Index. The fund normally invests at least 80% of its assets in bonds included in the Barclays Capital Aggregate Bond Index.

Fidelity Contrafund – A growth mutual fund that seeks to provide capital appreciation. The fund primarily invests in common stocks. The fund may invest in securities of domestic and foreign issuers whose value the fund's manager believes is not fully recognized by the public.

Vanguard Windsor II Fund – Admiral Class - A large value fund that seeks to provide long-term capital appreciation and income. The fund invests mainly in medium-size and large companies whose stocks are considered by the fund's advisors to be undervalued.

Legg Mason Capital Management Value Trust, Inc. Class I - The Value Trust is managed by Legg Mason Funds Management, Inc. The fund invests in equity securities of companies with market capitalizations greater than $5 billion but may invest in companies of any size. It may invest up to 25% of total assets in long-term debt securities and up to 10% of total assets in debt securities rated below investment-grade.

Spartan 500 Index - Advantage Class - An index mutual fund that seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500 Index.

Morgan Stanley Institutional Mid Cap Growth Portfolio - The Mid Cap Growth Portfolio is managed by Morgan Stanley Investments LP, a division of Morgan Stanley Dean Witter Investment Management. The fund invests primarily in growth-oriented equity securities of U.S. and non-U.S. mid-cap companies. It may invest up to 25% of net assets in securities of foreign issuers, including issuers located in emerging market countries or developing countries. The securities in which the fund may invest may be denominated in U.S. dollars or in currencies other than U.S. dollars.

Vanguard Explorer Fund – Admiral Class - A small growth fund that seeks to provide long-term capital appreciation. The fund invests mainly in the stocks of small companies. These companies tend to be unseasoned but are considered by the advisors to have superior growth potential. These companies often provide little or no dividend income.

Fidelity Diversified International Fund - A growth fund that invests internationally and seeks to provide capital growth. This fund normally invests primarily in foreign securities.

T. Rowe Price Emerging Markets Stock Fund - The Emerging Markets Stock Fund is managed by T. Rowe Price. The fund invests at least 80% of assets in emerging markets in Latin America, Asia, Europe, Africa, and the Middle East. It invests primarily in common stocks and may purchase the stocks of companies of any size.

Fidelity Real Estate Investment Portfolio - A growth and income mutual fund that seeks to provide above-average income and long-term capital growth. The fund normally invests 80% of its assets in domestic and foreign equity securities of companies principally engaged in the real estate industry.

Fidelity Freedom 2010 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2010. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2010). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2020 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2020. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2020). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2030 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2030. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2030). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2040 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2040. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2040). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2050 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2050. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2050). Ultimately, the fund will merge with the Freedom Income Fund.

United States Steel Corporation Stock Fund - Fidelity Investments acts as custodian, purchasing and selling agent. Dividends are reinvested into additional shares. Returns depend on the performance of United States Steel Corporation Common Stock. The Plan was amended February 2, 2004 to provide that investments held in this fund will be recorded in shares rather than units.

2. ***Accounting policies:***

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

As described in Accounting Standards Codification (ASC) Topic 962-325, investment contracts (including wrap contracts) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – The Plan's investments are stated at fair value as defined by ASC Topic 820 (see Note 13).

d. ***Net Appreciation*** – The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – Fidelity Management Trust Company (the Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from the Company and designated Employing Companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' accounts in either 2010 or 2009.

g. ***Payment of benefits*** – Benefits are recorded when paid.

h. ***Income recognition*** – Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i. ***Subsequent Events*** – The plan has evaluated subsequent events through the date on which the financial statements are issued.

3. ***Plan amendments*** – The Plan was amended to adopt various amendments required by the Pension Protection Act of 2006, the Worker, Retiree, and Employer Act of 2008 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

   The Plan was amended to adopt various amendments in response to the Internal Revenue Service (IRS) recommendations resulting from the most recent determination letter application.

   Effective January 1, 2011 and until September 30, 2014, the Plan was amended to designate as eligible to participate U. S. Steel Tubular Products, Inc. employees represented by International Union, Security, Police and Fire Professionals of America and its Local Union No. 258; however, such employees are not eligible for the Retirement Account.

   Effective June 1, 2010, the Plan was amended to restore company matching contributions and establish a flat 6% maximum company match for all eligible participants.

   Effective January 29, 2010, the Vanguard Inflation-Protected Securities Fund – Admiral Class was added to the Plan and the Group Interest fund investment option was transitioned to Fidelity's Managed Income Portfolio II – Class 3. Effective January 22, 2010, the Plan was amended to reflect that the Spartan U.S. Equity Index Fund changed its name to Spartan 500 Index -Advantage Class.

   Effective December 22, 2009, the Plan was amended to comply with provisions of the Pension Protection Act of 2006 relating to rollovers to Roth IRAs and the treatment of the gap period for corrective distributions.

   The Plan was amended (effective for limitation years beginning on or after July 1, 2007) to adopt amendments required by the final tax regulations under Internal Revenue Code (IRC) Section 415.

   Effective July 10, 2009, the Plan was amended to add two new investment options – Federated U.S. Treasury Cash Reserves – Institutional Class (including limits on transfers into this fund) and Fidelity Contrafund. The Fidelity Growth and Income Portfolio was closed to new investments and exchanges as of the close of business on the same date.

   Effective July 1, 2009, provisions relating to temporary salary reductions, which were in effect for the period from July 1, 2009 to May 31, 2010, were adopted.

   Effective February 25, 2009, the Plan was amended to include provisions relating to the 2009 Voluntary Early Retirement Program (2009 VERP). Similar amendments were made effective April 28, 2010 relating to the 2009 Transtar VERP, and effective September 28, 2009 relating to the 2009 Pension Fund VERP.

   Effective February 1, 2009, the Plan was amended to reflect the sale of a portion of Elgin, Joliet & Eastern Railway Company to Grand Trunk Corporation, a wholly-owned subsidiary of Canadian National Railway Company (CN). The Plan will recognize continuous service with CN for the purpose of vesting of company contributions and vesting of the Retirement Account.

   Effective January 21, 2009, language relating to short-term redemption fees and the excessive trading policy was amended.

   Effective January 1, 2009, the Plan was amended to temporarily cease company matching contributions.

4. ***Transfers to the plan*** – Net transfers to the plan total \$0.3 million in 2010 and \$0.1 million in 2009, related to voluntary direct plan transfers from the USS 401(k) Plan for USWA-Represented Employees for employees who transferred from union positions to eligible non-represented positions.

5. ***Employer-related investments*** – Purchases and sales of Company common stock in accordance with provisions of the Plan are permitted under ERISA.

6. ***Tax status*** – The IRS has determined and informed the Plan Administrator and Trustee by letter dated February 23, 2011 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no active audits in progress for any tax periods.

7. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9. ***Managed Income Portfolio II – Class 3*** – The Managed Income Portfolio II – Class 3 (MIP II) investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of ASC 962-325 for valuation purposes. See Note 13 for detail of investment valuation method of a common collective trust, the classification applicable to MIP II.

   As described in Note 2a, because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

   The Company is not aware of any events that would limit the Plan's ability to transact at contract value with the issuer. Average yields on the wrap contracts:

	2010	2009
Based on actual earnings	1.60%	2.09%
Based on interest rate credited to participants	2.04%	1.64%

10. ***Related Party Transactions*** – Certain investments of the Plan are mutual funds and common collective trusts managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

    One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (see Note 5). Dividends received for 2010 and 2009 were $0.3 million and $0.7 million, respectively. Purchases and sales for 2010 were $60.1 million and $50.6 million, respectively, and purchases and sales for 2009 were $40.1 million and $43.3 million, respectively.

11. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2010 and 2009 (dollars in thousands):

	December 31,			
	2010		2009	
	$	Shares	$	Shares
Fidelity Managed Income Portfolio II - Class 3	299,187	296,232,630	339,170	339,169,942
United States Steel Corporation - Common Stock	103,849	1,777,613	85,410	1,549,508
Spartan 500 Index - Advantage Class	82,967	1,865,266	75,595	1,917,201
Morgan Stanley Institutional Mid Cap Growth Portfolio	66,962	1,792,834	49,512	1,757,611
T. Rowe Price Emerging Markets Stock Fund	55,019	1,559,484	50,290	1,671,319
Fidelity U.S. Bond Index Fund	47,098	4,156,930	44,893	4,058,999

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands as determined by quoted market price):

	Year Ended December 31,	
Investment Option Accounts	2010	2009
Morgan Stanley Institutional Mid Cap Growth Portfolio	$ 15,910	$ 18,166
Spartan 500 Index - Advantage Class	9,334	14,700
United States Steel Corporation - Common Stock	8,910	33,142
T. Rowe Price Emerging Markets Stock Fund	7,560	21,580
Marathon Oil Corporation - Common Stock	6,790	4,872
Fidelity Growth & Income Portfolio	3,441	5,246
Fidelity Real Estate Investment Portfolio	3,420	2,645
Vanguard Explorer Fund - Admiral Class	3,142	2,906
Fidelity Diversified International Fund	2,682	8,703
Fidelity Contrafund	1,752	516
Vanguard Windsor II Fund - Admiral Class	1,460	3,567
Legg Mason Capital Management Value Trust, Inc. Class I	1,325	5,332
Fidelity Freedom 2020 Fund	1,165	2,055
Fidelity Freedom 2030 Fund	1,091	1,660
Fidelity U.S. Bond Index Fund	996	912
Fidelity Freedom 2010 Fund	877	1,672
Fidelity Freedom 2040 Fund	682	1,015
Fidelity Freedom 2050 Fund	390	507
Fidelity Freedom Income Fund	270	552
Vanguard Inflation-Protected Securites Fund - Admiral Class	59	-
Total Appreciation	$ 71,256	$ 129,748

12. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500 (dollars in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$ 921,604	$ 874,241
Less: Amounts allocated to deemed distributions or benefit payments	892	888
Net assets available for benefits per the Form 5500	$ 920,712	$ 873,353

The following is a reconciliation of benefits and distributions paid to participants per the financial statements for the year ended December 31, 2010 to Form 5500 (dollars in thousands):

Benefits payments directly to participants or beneficiaries per the financial statements	$ 91,952
Add: Amounts allocated to deemed distributions at 12/31/10	892
Less: Amounts allocated to benefit payments at 12/31/09	888
Benefits and distributions paid to participants per Form 5500	$ 91,956

Amounts allocated to participants with loans in default are recorded on the Form 5500 as benefits deemed distributed under the Internal Revenue Code but not for financial statement purposes at December 31, 2010, and amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2009, but not paid as of that date.

13. ***Fair Value Measurement*** –ASC Topic 820, Fair Value Measurements and Disclosures establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Plan's own assumptions in determining the fair value of investments)

The Plan's assets are classified as follows:

Level 1	Level 2	Level 3
Interest-bearing cash	Common Collective Trusts	
Common stock		
Mutual Funds		

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. Common Collective Trusts are valued at net asset value based on the market value of the underlying investments as priced by an external source.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2010 and 2009

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2010 (in thousands)			
	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest-bearing cash	$ 3,280	$ 3,280	$ -	$ -
Common stock	145,426	145,426	-	-
Mutual Funds:				
Life cycle funds	53,179	53,179	-	-
Bond index fund	47,098	47,098	-	-
Large value fund	19,330	19,330	-	-
Large blend funds	128,823	128,823	-	-
Large growth fund	15,079	15,079	-	-
Mid growth fund	66,962	66,962	-	-
Small growth fund	16,125	16,125	-	-
Inflation-protected fund	4,659	4,659	-	-
International fund	39,852	39,852	-	-
Emerging markets fund	55,019	55,019	-	-
Specialty fund	17,108	17,108	-	-
Total Mutual Funds	463,234	463,234	-	-
Common Collective Trusts	299,187	-	299,187	-
Investments at fair value	$911,127	$611,940	$299,187	$ -

	Investments at Fair Value at December 31, 2009 (in thousands)			
	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest-bearing cash	$ 1,036	$ 1,036	$ -	$ -
Common stock	123,522	123,522	-	-
Mutual Funds:				
Life cycle funds	43,504	43,504	-	-
Bond index fund	44,893	44,893	-	-
Large value fund	18,743	18,743	-	-
Large blend funds	122,753	122,753	-	-
Large growth fund	5,658	5,658	-	-
Mid growth fund	49,512	49,512	-	-
Small growth fund	10,948	10,948	-	-
International fund	38,643	38,643	-	-
Emerging markets fund	50,290	50,290	-	-
Specialty fund	12,530	12,530	-	-
Total Mutual Funds	397,474	397,474	-	-
Common Collective Trusts	334,951	-	334,951	-
Investments at fair value	$856,983	$522,032	$334,951	$ -

There were no Level 3 assets at December 31, 2010 or December 31, 2009.

14. ***Recent Accounting Pronouncements*** – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements," which changes certain disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of level 1 and level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. In addition, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (level 3), separate information about purchases, sales, issuances, and settlements (that is, on an individual basis rather than as one net number). The Plan adopted the guidance in 2010 and there was no material impact on the Plan's financial statements.

In September 2010, the FASB approved a consensus of its Emerging Issues Task Force (EITF) that loans to participants by defined contribution plans be classified as receivables. The consensus also provides that participant loans are exempt from the disclosure requirements about fair value in paragraphs 825-10-50-10 through 50-16 of the Codification. Plans should apply the classification guidance retrospectively to all prior periods presented. The amendment is effective for years ending after December 15, 2010. The Plan has adopted this guidance. In 2009, participant loans were presented as an investment at fair value. In 2010, this amount was reclassified as a receivable in accordance with the amendment.

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of Issuer/Fund Name	(c) Description of Investment	(e) Current Value
*	United States Steel Corporation Stock Fund	Employer-related security	103,848,144
*	United States Steel Corporation Stock Fund - Stock Purchase Account	Employer-related security	1,113
*	Marathon Oil Corporation Stock Fund	Corporate stock - common	41,575,030
*	Marathon Oil Corporation Stock Fund - Stock Purchase Account	Corporate stock - common	1,313
*	Fidelity Growth & Income Portfolio	Mutual fund	27,305,028
*	Spartan 500 Index - Advantage Class	Mutual fund	82,967,052
*	Fidelity Diversified International Fund	Mutual fund	39,852,334
*	Fidelity Freedom Income Fund	Mutual fund	6,484,792
*	Fidelity Freedom 2010 Fund	Mutual fund	10,037,386
*	Fidelity Freedom 2020 Fund	Mutual fund	13,777,516
*	Fidelity Freedom 2030 Fund	Mutual fund	11,877,533
*	Fidelity Freedom 2040 Fund	Mutual fund	7,140,964
*	Fidelity Freedom 2050 Fund	Mutual fund	3,861,887
*	Fidelity U.S. Bond Index Fund	Mutual fund	47,098,015
*	Fidelity Real Estate Investment Portfolio	Mutual fund	17,107,768
*	Fidelity Contrafund	Mutual fund	15,079,074
	Federated U. S. Treasury Cash Reserves - Institutional Class	Interest-bearing cash	3,279,674
	Legg Mason Capital Management Value Trust, Inc. Class I	Mutual fund	18,550,726
	Morgan Stanley Institutional Mid Cap Growth Portfolio	Mutual fund	66,962,365
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	55,018,605
	Vanguard Inflation-Protected Securities Fund - Admiral Class	Mutual fund	4,659,413
	Vanguard Windsor II Fund - Admiral Class	Mutual fund	19,329,989
	Vanguard Explorer Fund - Admiral Class	Mutual fund	16,124,537
*	Fidelity Managed Income Porfolio II - Class 3	Common/Collective Trust	296,232,630
*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 9.25%, Maturity Value 12,894,591	12,002,561
	Total Investments at 12/31/10		920,175,449

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 17, 2011.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: Roberta J. Cox

Roberta J. Cox,
Comptroller & Assistant Secretary

pwc

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151440) of United States Steel Corporation of our report dated June 17, 2011 relating to the financial statements of the United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 17, 2011

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us